September 3, 2013

Via EDGAR Filing

H. Roger Schwall

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Energen Corporation/Alabama Gas Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File Nos. 001-07810/002-38960

Comment Letter Dated August 27, 2013

Dear Mr. Schwall:

We confirm receipt of your letter to our Chief Executive Officer, James McManus, dated, August 27, 2013. We plan to respond to the above-referenced letter by October 4, 2013.

Respectfully,

/s/ J. David Woodruff

J. David Woodruff
General Counsel and Secretary

cc:	Amy McIntyre